CITADEL SECURITIES LLC

Statement of Financial Condition

(Expressed in U.S. dollars in thousands)

ASSETS

		As of December 31, 2017
Assets:		
Cash	$	467,092
Securities owned, at fair value		25,688,918
Securities purchased under agreements to resell		3,607,668
Securities borrowed		2,184,243
Receivable from clearing organizations		323,471
Receivable from brokers and dealers		288,947
Liquidity rebate and order flow receivable		39,627
Interest receivable		30,067
Other assets		27,282
Exchange memberships and trading rights (fair value $24,517) (Note 2)		24,606
Dividends receivable		11,054
Total assets	$	32,692,975

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold, not yet purchased, at fair value	$	17,245,913
Payable to brokers, dealers, clearing organizations, and custodians		9,443,405
Securities sold under agreements to repurchase		4,378,857
Payable for liquidity and order flow		88,920
Payable to affiliates		69,691
Securities loaned		58,581
Exchange, clearance, and regulatory fees payable		32,027
Interest payable		24,944
Dividends payable		18,342
Other liabilities		1,185
Total liabilities before subordinated loans and accrued interest		31,361,865
Subordinated loans and accrued interest		354,575
Total liabilities		31,716,440
Member's capital		976,535
Total liabilities and member's capital	$	32,692,975

See notes to statement of financial condition.